Exhibit 99.3

NOTICE TO SHAREHOLDERS WHO ARE ACTING AS NOMINEES

Up to 2,351,250 Shares of Common Stock at $0.80 per Share

This letter is being distributed to broker-dealers, trust companies, banks and other nominees in connection with the offering by Independence Bancshares, Inc. (the “Company”) of up to 2,351,250 shares of its common stock at $0.80 per share to existing shareholders as of the close of business on December 30, 2012, as described in the enclosed prospectus, dated [•], 2013 (the “Prospectus”).

In order to participate in the offering, the enclosed subscription agreement (the “Subscription Agreement”), together with payment in full of the subscription price, must be received by the Company by 5:00 p.m., Eastern Standard time, on [•], 2013. Payment for the subscription price may be made (i) by check payable to the order of “Independence Bancshares, Inc.” or (ii) by wire transfer to “Independence Bancshares, Inc., [•],” with reference to the shareholder’s name, in the amount of $0.80 times the number of shares the shareholder wishes to purchase. The Subscription Agreement and payment (if by check) should be mailed to:

Independence Bancshares, Inc.
Attn: Martha L. Long
500 East Washington Street
Greenville, South Carolina 29601

Enclosed is a copy of the Prospectus and the Subscription Agreement, which should be delivered to beneficial owners of the Company’s common stock. Please notify the beneficial owners of the shares as soon as possible to ascertain the beneficial owners’ intentions with respect to participating in this offering.

The Subscription Agreement, together with payment in full of the subscription price, must be received by the Company by 5:00 p.m., Eastern Standard time, on [•], 2013. Shareholders will have no right to rescind their subscription after the Company’s receipt of payment of the subscription price.

Any questions or requests for assistance concerning this offering should be directed to Martha L. Long at (864) 672-1770 or at mlong@independencenb.com.